                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 1)(1)

                                Youbet.com, Inc.
                                ----------------
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
                          -----------------------------
                         (Title of Class of Securities)

                                    987413101
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 26, 2007
                                 --------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box /X/.

      NOTE.  Schedules filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 9 Pages)

--------
(1)   The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                      --------------------
CUSIP No. 987413101                   13D                      Page 2 of 9 Pages
----------------------                                      --------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     NEW WORLD OPPORTUNITY PARTNERS I, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   3,914,143
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              3,914,143
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    3,914,143
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                      --------------------
CUSIP No. 987413101                   13D                      Page 3 of 9 Pages
----------------------                                      --------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     MICHAEL BRODSKY
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO, PF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,000
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   3,914,143
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              2,000
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              3,914,143
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    3,916,143
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                      --------------------
CUSIP No. 987413101                   13D                      Page 4 of 9 Pages
----------------------                                      --------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     THOMAS MUENSTER
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   3,914,143
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              3,914,143
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    3,914,143
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                      --------------------
CUSIP No. 987413101                   13D                      Page 5 of 9 Pages
----------------------                                      --------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     JAY R. PRITZKER
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                      --------------------
CUSIP No. 987413101                   13D                      Page 6 of 9 Pages
----------------------                                      --------------------

            The following  constitutes  Amendment No. 1 ("Amendment No. 1") to the Schedule 13D filed by the  undersigned.  This  Amendment  No. 1 amends the
Schedule 13D as specifically set forth.

      Item 4 is hereby amended to add the following:

            On  April  26,  2007,  the  Issuer  delivered  a  letter  to  NWOP I confirming  that the Issuer's Board of Directors  approved the nomination of Jay
R.  Pritzker,  Michael  Brodsky and seven  current  directors  of the Issuer for election  at the  Issuer's  2007 Annual  Meeting of  Stockholders  (the  "Annual
Meeting") and that the Board of Directors will recommend that  stockholders vote in favor of all nominees,  including  Messrs.  Pritzker and Brodsky.  The Issuer also confirmed  that the Issuer's  Board of Directors will promptly  appoint Mr.
Pritzker to the Issuer's Compensation  Committee and Mr. Brodsky to the Issuer's
Audit Committee if Messrs.  Pritzker and Brodsky are elected as directors at the
Annual Meeting. A copy of the letter is attached hereto and incorporated  herein by reference.

      Item 7 is hereby amended to add the following exhibit:

            2.    Letter from Youbet.com, Inc. to New World Opportunity Partners
                  I, LLC, dated April 26, 2007.

----------------------                                      --------------------
CUSIP No. 987413101                   13D                      Page 7 of 9 Pages
----------------------                                      --------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2007             NEW WORLD OPPORTUNITY PARTNERS I, LLC

                                  By: /s/ Michael Brodsky
                                      ------------------------------------------
                                  Name: Michael Brodsky
                                  Title: Managing Member

                                  /s/ Michael Brodsky
                                  ----------------------------------------------
                                  MICHAEL BRODSKY

                                  /s/ Thomas Muenster
                                  ----------------------------------------------
                                  THOMAS MUENSTER

                                  /s/ Jay R. Pritzker
                                  ----------------------------------------------
                                  JAY R. PRITZKER

----------------------                                      --------------------
CUSIP No. 987413101                   13D                      Page 8 of 9 Pages
----------------------                                      --------------------

                                  EXHIBIT INDEX

      Exhibit                                                           Page
      -------                                                           ----

1.    Joint Filing  Agreement by and among New World  Opportunity        --
      Partners I, LLC, Michael  Brodsky,  Thomas Muenster and Jay
      R. Pritzker, dated April 2, 2007 (previously filed).

2.    Letter  from  Youbet.com,  Inc.  to New  World  Opportunity         9
      Partners I, LLC, dated April 26, 2007.

----------------------                                      --------------------
CUSIP No. 987413101                   13D                      Page 9 of 9 Pages
----------------------                                      --------------------

                             [Youbet.com Letterhead]

April 26, 2007

New World Opportunity Partners I, LLC
1603 Orrington Avenue
Suite 1600
Evanston, IL 60201

Attn: Michael Brodsky, Managing Member

Re:  2007 Annual Meeting of Stockholders - Director Nominations

Dear Mr. Brodsky:

The Nominating and Corporate Governance  Committee of the Youbet.com,  Inc. (the
"Company")  Board of Directors  ("Board") met today to nominate  individuals for election as directors at the Company's 2007 annual meeting of stockholders  (the
"Annual Meeting"), and the Board approved each of the nominees for consideration by the stockholders at the Company's stockholders at the Annual Meeting.

We understand  that New World  Opportunity  Partners I, LLC holds  approximately
9.3% of the Company's  outstanding common stock and, as such, requested that Jay
R.  Pritzker and Michael  Brodsky be nominated  for election as directors of the
Company. This letter confirms that:

     o   the Board approved the nomination of Jay R. Pritzker,  Michael  Brodsky and seven current directors of the Company for election as directors of the Company at the Annual  Meeting,  and the Board will  recommend that stockholders vote in favor of all nominees,  including Messrs. Pritzker and Brodsky.

     o   if Messrs. Pritzker and Brodsky are elected as directors of the Company at the Annual Meeting,  the Board will promptly appoint Mr. Pritzker to the Compensation Committee and Mr. Brodsky to the Audit Committee.

Very truly yours,

YOUBET.COM, INC.

By: /s/ Charles F. Champion
    ----------------------------
    Charles F. Champion
    Chairman of the Board

CFC:tt

 5901 De Soto Avenue Woodland Hills, CA 91367 ph 818.668.2100 fx 818.668.2101